Filed by MN8 Energy Holdings LLC
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Greenbacker Renewable Energy Company LLC
Commission File No.: 000-55610

On July 22, 2026, MN8 Energy Holdings LLC (the “Company”) posted the following statement on its official social media accounts.

Also on July 22, 2026, Jon Yoder, the President and Chief Executive Officer of the Company posted the following statement on his social media.
Also on July 22, 2026, David Callen, the Chief Financial Officer of the Company, posted the following statement on his social media.

Also on July 22, 2026, Jordan Meer, the Company’s Chief Strategy & Investment Officer, posted the following statement on his social media.
Also on July 22, 2026, Tim Leach, the Chairman of the board of directors (the "Board") of the Company, posted the following statement on his social media.

Also on July 22, 2026, the Company uploaded the following to its website at https://mn8.com/mn8-to-acquire-greenbacker/.

Also on July 22, 2026, the Company posted a video of its President and CEO, Mr. Yoder, on its website, transcribed below.
The most important infrastructure story of our time is happening right now — and it’s about electricity.
AI is driving the biggest surge in electricity demand this country has seen in decades. Meeting this surge isn’t going to be measured in new megawatts, its going to be measured in new gigawatts. And these new gigawatts need to be affordable and delivered on time.
But today the grid is stretched thin. Gas turbines are in short supply. Nuclear isn’t ready. And only a handful of companies in America are big enough to deliver new electricity projects at this scale.

MN8 is one of them. And today, we’re getting bigger — because MN8 and Greenbacker are coming together.
Combined, we become one of the top three independent power producers in America — roughly six gigawatts of operating projects and more than double that amount in development across 34 states, spanning solar, storage, and wind. Assets we can deploy in one to two years, not ten.
That scale and speed are what make us the partner of choice for enterprise customers with the largest electricity needs.
We already power over 200 of the world's most recognizable companies and institutions — the ones shaping the economy; building multi-decade energy strategies, and who need partners delivering affordable electricity on real timelines.
For our customers this merger makes us a larger and more capable partner dedicated to powering your success. For our employees, we are becoming a bigger stage on which to build your future. . For our communities, we are delivering the next chapter in America’s proud energy legacy.
This is MN8 — at scale, at our best — rising to power what’s next.
Also on July 22, 2026, the Company posted a blog by its President and CEO, Mr. Yoder, copied below.
Growth to power what’s next.
Why MN8 and Greenbacker are coming together — and what it means for the companies building America’s future.
By Jon Yoder, Chief Executive Officer, MN8 Energy
For about twenty years, electricity demand in this country barely moved. Utilities planned around flat load. Markets priced around it. An entire generation of energy professionals built careers on the safe assumption that demand would grow slowly, predictably, almost imperceptibly.
That era is over. And few are ready for what comes next.
Last year, roughly half of all the growth in U.S. electricity demand came from a single source: data centers. Hyperscalers are poised to drive more than $600 billion in capital spending in 2026 alone, with the vast majority directed toward AI infrastructure. And this is the early innings. We are at the front of a multi-decade build cycle in which computers will perform a meaningful share of the world’s knowledge work, while physical AI — autonomous vehicles, drones, robotics — takes on more of the physical work. All of it runs on one thing: electricity, at a scale we have never had to deliver before.
The deliverable power problem.
When people hear “energy shortfall,” they picture a few overworked power generation facilities. But, in many cases, the challenge is getting the right megawatts, in the right place, on a timeline that matches when a customer actually needs to turn the lights on, often referred to as deliverability.
Consider the alternatives a hyperscaler is weighing right now. Want to build new gas? The large-frame turbines are effectively sold out, with lead times of five years or more and capex that has roughly tripled in two years. Want nuclear? A new build is the better part of a decade away at costs that are likely to be astronomically high based on historical experience. Want to plug into the existing grid? Interconnection queues are measured in years, and by some estimates, roughly a third of announced data-center projects are already facing delays for one reason: they can’t get power in time.
While an “all of the above” energy strategy makes sense in this time when the U.S. grid needs every electron it can get, the reality is that solar and storage are going to play the leading role in meeting the rapid growth in demand for more power.  That is because solar and storage is the least costly form of power production in most cases and can be deployed almost anywhere in just twelve to twenty-four months. It doesn’t need to be next to a gas pipeline, a train track or a wind corridor.  Now some people will point out that solar only produces power when the sun is shining, and that that this “intermittency” means that solar can’t supply the 24/7 power needs of AI and digital infrastructure.  But that argument misses the point because it assumes that the electric grid is constantly in full use and therefore each new demand for electricity needs to be paired with a generation source that can constantly produce.  In reality, only about 40 – 60% of our grid’s capacity is in use on average, and we approach maximum grid capacity for just a small number of hours per year.  AI and digital infrastructure is driving those “peaks” in power demand higher and making them more frequent.  So the problem we actually need to solve is how to add new sources of electricity generation to meet those higher “peaks” where they occur as quickly and cheaply as possible.  And the ability to produce power where it is needed quickly and cheaply are the strengths of solar and storage compared with other forms of electricity generation.
With all of this, our industry’s story has evolved from one of virtue to locational value, speed and cost. Renewables plus storage are, right now, the fastest and most reliable path to real megawatts where AI demand is concentrating.
Why we’re bringing MN8 and Greenbacker together
If deliverable power is the scarce asset, then the companies that can deliver it at scale matter most. And here I’ll be direct about something many in our industry are reluctant to say out loud: a solar or wind project, on its own, is close to a commodity. There are dozens of firms that can develop one. What is not commoditized is institutional scale. Only a handful of U.S.-based renewable independent power producers have reached it.
Scale matters because every constituency that determines whether a power generation company succeeds is now organizing around it. Customers who used to contract for 20 or 50 megawatts now need hundreds of megawatts—or even gigawatts—from a single partner—and they need a balance sheet to back those commitments. Capital is increasingly flowing to the largest, most bankable platforms. The best EPC firms and the domestic equipment manufacturers — already stretched thin — direct their limited capacity to their biggest customers. And the most talented people in this industry want to work on the biggest problems. Below a certain size, you simply get left out of the conversations that count.
Combining MN8 and Greenbacker puts us firmly on the right side of that line. But scale alone isn’t the reason we chose each other.
MN8 brings over 4 gigawatts of operating and under-construction solar and storage across 29 states, more than 200 contracted customers — Meta, Mercedes-Benz and Microsoft among them — and a fully integrated, in-house platform that takes a project from greenfield origination all the way through to operations. Greenbacker has solar and storage as well, but adds a two-decade track record in wind, a complimentary asset footprint, and a portfolio of investment-grade offtakers built by an experienced team.

Together we’ll operate over 6 gigawatts across more than 30 states and a thousand-plus projects, with a multi-gigawatt development pipeline beyond that — diversified across solar, storage and wind, and across geographies. That diversity yields resilience, and it’s exactly what the world’s most demanding customers are looking for in a partner.
What this means if you’re the one who needs power
MN8 is not a commodity player, and we don’t intend to act like one. We aim to be the partner you call when the stakes are highest — the one that sits at the table with your leadership to design a multi-decade energy strategy, structures it however the situation demands, and delivers. Time to power, not “someday” to power.
This is how we already run our business today. In Texas, we found a shovel-ready project in the ERCOT queue, acquired it, signed a power agreement with a hyperscale offtaker, and started delivering against their goals. In 2024 and 2025 alone, we signed more than 500 megawatts of agreements with hyperscale customers.
The longer view
We are at the beginning of the most significant infrastructure build cycle in decades, and the country needs companies with the scale, the discipline and the staying power to see it through. Every asset we build strengthens the regional grid and lands in a community, bringing jobs, tax revenue and new supply. We’re building on the proud legacy of the communities that have powered this nation for generations.
For our investors, the logic is straightforward: capital is rotating toward companies that own real assets and stand to benefit from AI, and away from those most exposed to AI-driven disruption. A larger, more diversified, more contracted platform is built to participate in that shift.
For our employees, current and future: this is where the world’s most important energy problems will be solved over the next twenty years, and you’ll be solving them.
The combined company will operate as MN8 Energy, and I’m honored to lead it. We’re a renewable energy company — that’s our foundation and we’re proud of it. But what we do is bigger than any single technology. We deliver power where it’s needed, fast, and in a cost-effective manner to meet the world’s most critical energy needs.
MN8 Powers What’s Next.
— Jon
Also on July 22, 2026, the Company’s President and CEO, Mr. Yoder, sent an email to all of the Company’s employees, copied below.
Dear Team,
I have some exciting news to share. This morning, we announced that MN8 has entered into a definitive agreement to acquire Greenbacker Renewable Energy Company LLC (Greenbacker), an independent power producer that owns and operates ~1.9 gigawatts of renewable energy assets across 22 states. You can read the full press release here and check out MN8’s internal transaction hub here.
This is a significant milestone for us, and it is one you made possible.

We have spent years building MN8 into a company that others look to and want to emulate: a vertically integrated platform with the development, financing, and asset management capabilities to serve the most demanding enterprise customers in the country. Today's announcement is a direct result of the work you do every day.
When I look at what Greenbacker has built, I see a team that shares our values and our ambition. They've assembled a high-quality portfolio of contracted clean energy assets — long-term agreements, creditworthy customers — and they've done it with discipline and purpose. And the two fleets fit together remarkably well: Greenbacker’s fleet broadens our footprint, making a truly national platform. The result is diversity across geography, technology, and weather, making the contracted cash flows underneath it more resilient to any single market, regulator, or season.
This makes us one of the three largest clean power platforms in the United States. With that scale, we will benefit from a reduced cost of capital, enhanced operating leverage, a diversified supply chain, and a stronger financial profile. That matters now more than ever. The demand for clean, reliable power is accelerating, driven by AI, data center build-out, and the broader electrification of the U.S. economy. Together, we are creating a platform purpose-built to meet that demand. We are not just keeping pace with this moment. We are positioned to lead it.
A few important notes:
•Until the transaction closes, which we expect in the fourth quarter of 2026, we will continue to operate as separate, independent companies. I encourage you to remain focused on your day-to-day responsibilities.
•As we begin to plan for closing and integration, familiarize yourself with the restrictions that guide that process by clicking here.
We will share more information at an MN8 town hall later today.
This news may also generate media coverage. If you receive any inquiries from media, customers, or anyone outside the company – please do not respond. Instead, direct the inquires to [***].
I am immensely proud of what we have built together; getting here took discipline and real conviction, and all of it shows in the platform we're bringing forward. Our combined companies will share one conviction — that this country needs reliable, affordable power, at scale, right where demand is growing. I'm grateful to be doing this work with all of you. MN8 powers what's next — and from here, we power it together.
Warmly,
Jon
Also on July 22, 2026, the Company's President and CEO, Mr. Yoder, gave a presentation to certain holders of the Company's equity. A transcript of this presentation is copied below.
Jon Yoder:    Okay. Hello and thank you. Thank you very much for - hello, everybody, and thank you so much for joining today. A quick note before we begin. I'm going to be describing today a transaction for which we will be filing a registration statement on form S4 with the SEC that includes a proxy statement and a prospectus of MN8. We urge investors and security holders to read those materials when they become available, as they will contain important information about the transaction. Copies will be available at sec.gov.
So today we're going to cover a transaction that we were pleased to announce. It's a merger of two platforms which we believe will make us better together. We're also going to cover the combined financial profile, the backdrop, the market backdrop that's driving the opportunities and key takeaways for you, our investors. And also, we'll discuss what happens next.
Jon Yoder:    Earlier today, MN8 and Greenbacker announced an agreement to merge creating a top three American clean power platform, one national platform built to capitalize on the structural growth and demand for power that we are all seeing today across the country. For shareholders of both companies, this creates a larger, stronger and more diversified company that will be more scaled to serve the AI-driven demand supercycle that we are experiencing. It will also create a funded path towards the public markets.
So here's what the combination creates more specifically. We will have approximately 6.2 gigawatts of pro forma combined operating and under construction capacity across 33 states. Together, we'll produce approximately $501 million of combined adjusted EBITDA and will have 94% of our revenue under contract with an approximately 14-year weighted average PPA tenor. We'll also have a combined development pipeline of more than 9.2 gigawatts on a pro forma basis that vaults us up to the number three US independent power producer, ranked by renewable generation capacity, up from number four previously. I would mention that both independent boards have unanimously approved this transaction.
So let's turn to the strategic rationale. At a high level, there are four pillars that underpin why this creates value and we’ll take each in turn. First, we'll become a top three US clean power platform, and this scale drives volume discounts when procuring equipment as well as financing and cost of capital advantages. Secondly, we'll have a highly visible financial trajectory. As I mentioned, we expect $501 million of combined adjusted EBITDA, with approximately 94% of our revenues contracted to financially strong, well-established customers. And this number includes approximately $20 million in identified expected annual run rate synergies.
There are also our favorable market tailwinds. The US power sector has entered a demand supercycle, and this transaction further positions MN8 in directly into the path of that supercycle. We also will generate broader market access with greater scale and synergies to improve the combined cost of capital and access to capital markets. And we also will have a better liquidity plan that enables our shareholders to participate in long-term value creation. We'll talk more about that in a moment.
So what we’ll be is two strong platforms that are better together. Let me spend a few minutes on these two platforms so that you can understand why we're genuinely better together. Why this combination? We're two disciplined full life cycle platforms that were assembled to meet demand neither of us could capture alone. We're complementary. We're not overlapping. We're built the same way with institutional grade discipline and aimed at one opportunity; a single national platform that's directly in that path of the AI-driven power demand.
Let me remind you what MN8 is and what we've been up to. So first MN8 is a full lifecycle owner operator that was founded inside of Goldman Sachs Asset Management and spun out to become independent in 2022. Today, we are operating about 4.3 gigawatts of solar and battery storage projects across 866 projects in 29 states. We have more than 200 blue chip customers, and we have a team that's delivered on more than 150 gigawatts over the course of our careers.
We bring our institutional grade financial discipline combined with marquee customers and partners, including the leading hyperscalers like Meta, Amazon, Google, and Microsoft. We also have non hyperscaler customers like Mercedes Benz. We can produce the full life cycle of value creation in-house, from development through financing, constructing, owning, and operating these projects. We've got a number of growth opportunities, certainly in solar and battery storage, but also in serving data centers directly through powered land capabilities.
Our heritage. You will remember that we were founded in 2017 inside of Goldman Sachs Asset Management. And then we spun out in 2022 and rebranded ourselves as MN8 Energy. We scaled from zero to today over 4.3 gigawatts and we've built strong customer relationships with the leading power consumers that you could imagine, including folks like Microsoft, Meta, Google, and Amazon. The through line in our history is financially disciplined growth.
Now, what about Greenbacker? Greenbacker looks very similar to us. They're an integrated, renewable, independent power producer. Their portfolio today is about half the size of ours, at 1.9 gigawatts of operating and under construction solar and battery storage across 185 projects in 22 states. Like us, they have a very, very high credit quality set of customers with 93% of their PPAs to high credit quality off takers. About 87% of their fleet of projects is utility scale. And they've got a focus in both the Northeast and the Midwest, which in the Northeast creates more density for our own footprint, which is also has a concentration in the Northeast. And that density allows for greater synergies and greater efficiencies as we go to operate and maintain those projects.
But they also bring projects in a geography that we're not in, which is the Midwest. And that expansion into that additional footprint provides us with greater diversification, both from weather variability, regulatory variability, and natural resource variability.
One particular highlight I'd call out is that Greenbacker owns the largest solar project under development in New York state called Cider. It's a 674-megawatt project that has a long-term contract with a Triple A rated customer. And it's a truly unique asset. It's very difficult to build projects of this size in New York state. And for those of us who live here in New York, we know the challenge of getting new power into New York. So very much a crown jewel type of asset.
So why bring this together? As I mentioned, you get a complementary national footprint. You get 50% greater scale going from a little over 4 gigawatts to over 6 gigawatts of scale. We go to over 1,000 projects across 33 states, and we jump up from the number four US renewable independent power producer to the number three. And we think it's really important to be in that top three in virtually any industry.
We're highly, highly diversified by geography. And obviously, the Greenbacker concentration in the Midwest helps to expand that geographic diversification. But we're also highly diversified by customer with no customer accounting for a double-digit percentage of our revenues. And bringing together these portfolios just creates a much more scaled and much more resilient, better risk managed national platform.
So we have a highly experienced management team. As you know, I've led as CEO from the beginning. And as a result of this combination, I'll continue to serve as CEO alongside David

Callen, who's been our CFO since spinning out from Goldman. And David Fernandez, who's our Chief Operating Officer, who was one of the co-founders of this initiative with me inside of Goldman back in 2017. Beyond the three of us, we've got a very deep bench of executives. And one of the opportunities that we have through this merger is to add some additional, very experienced talent to augment our team.
With that, let me walk through the financial profile.
The financial story here is not just about size, it's about quality. It's contracted long tenor investment grade cash flows with a very credible synergy build up in a funded path to value maximization. So as I've mentioned, the combined platform delivers approximately $501 million of 2025 combined pro forma adjusted EBITDA, which is inclusive of approximately $20 million of annual run rate synergies. Using the last full year of results, 94% of our revenue is contracted, with an approximately 14-year remaining weighted average PPA life. That means contract life with customers.
Approximately 98% of our contracts are busbar-settled, take or pay style contracts. Virtually all of our contracts are unit contingent, which means that our customer has to take whatever it is that we deliver and whenever we deliver it. And together, we span over 250 creditworthy and blue-chip customers.
So I want to talk a little bit about synergies. So as I've mentioned, we've got up to $20 million of annual run rate synergies, but they're grounded in very identified opportunities. There certainly are human capital redundancies that we'll be able to achieve through this combination.
But there are also are synergies in terms of our procurement, our ability to get access to the equipment that we need to continue building projects at better prices. And in terms of our service providers, given the volume that we can offer them, volume discounts on those services that they provide to us. We also will be able to consolidate things like tax and audit and accounting advisors and overall reduce our corporate costs. The ramp over the integration period will be confirmed in our integration planning, but we expect most of it to occur within the first 12 to 24 months.
So finally, I want to talk about the scale premium. In the public markets today, we see that they are rewarding scale. Large cap companies have a premium over small cap that's climbed to record levels over the past decade. What the market is paying up for today is scale, but in our industry, it's deliverable power at scale. And we think that our large liquid integrated platform is best positioned to capture that industry tailwind.
So allow me to frame for why now, because the market backdrop is central to the value here. The scarce asset in our industry is no longer the ability to produce generation. The scarce asset is can you produce deliverable power at scale near where customers want it on the speed and at the time they need it? And that's precisely what this combined platform can provide. As I mentioned, the bottleneck today is speed and location. It's not technology. Conventional supply just simply can't arrive in time. We all have seen the headlines about increased drilling for gas and increased potential build out of gas fired power plants. We've seen headlines about nuclear power plants and other sorts of new technologies.
But the reality is that we don't have the manufacturing capacity to build the gas turbines that are needed to meet this demand for power that is upon us today. Gas turbines are effectively sold out, and there's roughly five-year lead times to get a gas turbine today. In addition, the cost of those gas turbines has increased about three-fold in just the last three years. So that means increasingly solar and storage is the cheapest way to produce power. Nuclear gets a lot of headlines, but nuclear is at least a decade away, and today it is the most costly form of energy production by quite a large margin. So it's a long ways away, and it has a long way to go to become cost competitive with other technologies.
Interconnection queues, the ability to connect to the grid. That is something that is completely clogged. And in fact, about one-third of announced data center projects are facing delays because of that lack of power, because of that clogged nature of the interconnection pipeline. Now, contrast that with solar and storage. Solar and storage can be built in 12 to 24 months. It's fast, it's modular, it can be placed anywhere. And for the reasons I've mentioned, it's among the most cost competitive forms of producing power today.
Using a combination of short and long duration storage, we have the ability to firm the profile of the power that we deliver, meaning we're better able to match it to the 24/7 data center demand. And the ability to build these projects that are co-located with data centers is now the strategic asset, and this frames renewables as the best choice based on speed, not just decarbonization. So as I mentioned, the public markets are already rewarding this. The premium today is the ability to deliver power quickly. And it's technology agnostic.
You can see on this slide a little bit of what I'm talking about. Increasingly the companies that are able to deliver power today are commanding higher premiums in those public markets.
So what are the key takeaways? Greater scale will unlock better financing terms, and capital is the lifeblood of our business. So the cheaper the capital is, the more successful we are and the more value we produce as a company. As a larger company, we're going to be able to produce greater operating efficiencies. I've talked already about the ability to create synergies here, but our human capital does not need to scale with the size of our portfolio or the amount of revenue that we produce. So the larger we get, the more we're able to take advantage of that operating leverage.
With greater size, we're more relevant to tier one customers. We can deliver the increasingly larger projects that they're demanding, because we have the balance sheet size to finance and operate those larger projects. And we also have better diversification, as I've mentioned, multi-asset, multi-region, multi-ISO and regulatory mix that's more resilient to weather, market, and policy risk.
So what happens next? From here, we've got a clear pathway to a fourth quarter 2026 close. From today's announcement an 8K, a joint press release, and this advisor outreach, we're going to make regulatory filings which will follow through the summer. We'll file an S4 proxy statement along with our HSR Antitrust FERC Section 203, and New York State submissions. The proxy is targeted to be effective around mid-August, which opens the voting window for Greenbacker shareholders. The Greenbacker shareholder meeting requires a simple majority, 50% plus one of outstanding shares to approve the transaction. Following approval, there will be a two plus week election window for their shareholders and then we will target a close in the fourth quarter of 2026.
As mentioned, the required approvals here are FERC Section 203, HSR Antitrust, and Greenbacker shareholder vote, as well as MN8 investor consents.

So there's four reasons that this combination creates value. And so to summarize the case for both shareholder bases, we will have a high-quality growing set of cash flows. We'll have a platform that's built for the super cycle that we've entered. We have a platform that's designed to deliver power with speed to the customers that need it quickly, and we'll have long term equity upside. Both boards have unanimously approved the proposed transaction, having obtained fairness opinions from financial advisors.
So in terms of next steps, please read the definitive proxy statement on form S4 when it's filed. It'll contain the complete terms, the process narrative, and the fairness opinion. Both management teams are available for follow-up calls and one on one client conversations. And when the voting window opens, an affirmative vote of the eligible shareholders will approve the transaction.
So with that, I will thank you all very much for your time and attention today. And as always, I really appreciate everybody's investment into MN8. It’s never far from our minds that we are stewards for your capital. And we truly believe that this is the best way to position the company for meaningful growth and value creation in the months and years ahead. Again, thank you very much.
No Offer or Solicitation
This communication relates to a proposed merger (the “Merger”) between MN8 Energy Holdings LLC (“MN8”) and Greenbacker Renewable Energy Company LLC (“Greenbacker”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Important Additional Information
In connection with the Merger, MN8 will file with the SEC a registration statement on Form S-4, that will include a proxy statement of Greenbacker and a prospectus of MN8. The Merger will be submitted to Greenbacker’s shareholders for their consideration. MN8 and Greenbacker may also file other documents with the SEC regarding the Merger. The definitive proxy statement/prospectus will be sent to the shareholders of Greenbacker. This document is not intended to be, and is not, a substitute for the registration statement and proxy statement/prospectus that will be filed with the SEC or any other documents that MN8 or Greenbacker may file with the SEC or send to security holders of MN8 or Greenbacker in connection with the Merger. INVESTORS AND SECURITY HOLDERS OF MN8 AND GREENBACKER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS.
Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and all other documents, in each case if and when such documents are filed, or that will be filed with the SEC by MN8 or Greenbacker through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by MN8 will be made available free of charge by directing a request to Investor Relations, MN8 Energy at IR@mn8.com. Copies of documents filed with the SEC by Greenbacker will be made available free of charge on Greenbacker’s website at www.greenbackercapital.com/greenbacker-renewable-energy-company/ under “Public filings and investor materials”.
Participants in the Solicitation
MN8, its directors and executive officers and Greenbacker and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Merger.
Information regarding directors and executive officers of MN8, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement on the Form S-4, once it becomes available.
Information regarding Greenbacker’s executive officers and directors, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Greenbacker’s Annual report on Form 10-K filed with the SEC on March 9, 2026, Greenbacker’s Form 10-K/A filed with the SEC on April 30, 2026 and other documents subsequently filed by Greenbacker with the SEC.
Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Merger by reading the proxy statement/prospectus regarding the Merger when it becomes available. You may obtain free copies of this document as described above.
Forward-Looking Statements and Cautionary Statements
The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on current expectations. Forward-looking statements are statements that are not statements of historical fact, including statements about beliefs, opinions and expectations. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of MN8 and Greenbacker. The words and phrases “should,” “could,” “may,” “will,” “believe,” “plan,” “intend,” “expect,” “potential,” “possible,” “anticipate,” “estimate,” “forecast,” “view,” “efforts,” “goal” and similar expressions identify forward-looking statements and express expectations about future events. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Merger, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance.
There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. Forward-looking statements are not guarantees of future performance, and we cannot assure any reader that such statements will prove correct or that the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the numerous risks and uncertainties. These include the expected timing and likelihood of completion of the Merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Merger that could reduce anticipated benefits or cause the parties to abandon the Merger, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including in circumstances that would require Greenbacker to pay a termination fee pursuant to the merger agreement, the possibility that competing offers or transaction proposals may be made, the risk of member or security holder litigation relating to the proposed transaction, including resulting expense or delay, the possibility that the proposed transaction will not be completed in the expected timeframe or at all, the possibility that shareholders of Greenbacker may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Merger, the risk that the Merger and its announcement could have an adverse effect on the ability of MN8 and Greenbacker to retain customers and retain and hire key personnel and maintain relationships with their suppliers, customers and others with whom MN8 and Greenbacker conduct business and on their operating results and businesses generally, employee departures, the risk the pending Merger could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, certain restrictions during the pendency of the Merger that may impact MN8’s or Greenbacker’s ability to pursue certain business opportunities or strategic transactions, the risk that the combined company may be unable to achieve synergies, the risks related to non-achievement of any milestone on which the amount of earned additional consideration depends and that Greenbacker shareholders will not receive any or all or any of the additional consideration holdback amount and other important factors that could cause actual results to differ materially from those projected, and the risk that the completion of any liquidity event by MN8 including any initial public offering or other transaction described herein, does not occur within the timeframe contemplated by the merger agreement or at all. All such factors are difficult to predict and are beyond MN8’s or Greenbacker’s control, including those detailed in Greenbacker’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Greenbacker’s website at www.greenbackercapital.com/greenbacker-renewable-energy-company/ and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that MN8 or Greenbacker believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and MN8 and Greenbacker undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.